Exhibit 99.1

CASTOR MARITIME INC.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
December 31, 2021 and June 30, 2022
(Expressed in U.S. Dollars – except for share data)

ASSETS		December 31,	June 30,
CURRENT ASSETS:	Note	2021	2022
Cash and cash equivalents		$37,173,736	$104,387,715
Restricted Cash	6	2,382,732	3,053,728
Accounts receivable trade, net	11	8,224,357	11,021,032
Inventories		4,436,879	7,979,319
Prepaid expenses and other assets		2,591,150	4,193,734
Deferred charges, net	11	191,234	64,224
Vessel held for sale	5	—	9,418,653
Total current assets		55,000,088	140,118,405

NON-CURRENT ASSETS:
Vessels, net (including $3,406,400, and $3,641,900 related party commissions as at December 31, 2021 and June 30, 2022, respectively)	3, 5	393,965,929	397,241,121
Advances for vessel acquisition	5	2,368,165	—
Restricted cash	6	3,830,000	7,840,000
Due from related party	3	810,437	—
Prepaid expenses and other assets, non-current		2,075,999	1,925,999
Deferred charges, net	4	4,862,824	5,311,498
Total non-current assets		407,913,354	412,318,618

Total assets		$462,913,442	$552,437,023

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	6	16,091,723	29,500,335
Accounts payable		5,042,575	6,687,590
Due to related parties, current	3	4,507,569	1,214,548
Deferred revenue	11	3,927,833	2,592,502
Accrued liabilities		4,459,696	6,555,260
Total current liabilities		34,029,396	46,550,235

Commitments and contingencies	9	—	—

NON-CURRENT LIABILITIES:
Long-term debt, net	6	85,949,676	115,222,634
Total non-current liabilities		85,949,676	115,222,634

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 94,610,088 shares issued and outstanding as of December 31, 2021, and June 30, 2022	7	94,610	94,610
Preferred shares, $0.001 par value: 50,000,000 shares authorized:	7
Series B Preferred Shares – 12,000 shares issued and outstanding as of December 31, 2021, and June 30, 2022	7	12	12
Additional paid-in capital		303,658,153	303,658,153
Retained earnings		39,181,595	86,911,379
Total shareholders’ equity		342,934,370	390,664,154
Total liabilities and shareholders’ equity		$462,913,442	$552,437,023

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME For the six months ended June 30, 2021 and 2022
(Expressed in U.S. Dollars – except for share data)

		Six Months Ended June 30,	Six Months Ended June 30,
	Note	2021	2022
REVENUES:

Vessel revenues (net of commissions to charterers of $1,001,426 and $3,964,151 for the six months ended June 30, 2021, and 2022, respectively)	11	$28,762,636	$122,138,979
Total revenues		28,762,636	122,138,979

EXPENSES:
Voyage expenses (including $364,540 and $1,557,300 to related party for the six months ended June 30, 2021, and 2022, respectively)	3, 12	(941,593)	(20,054,408)
Vessel operating expenses	12	(11,266,895)	(31,722,204)
Management fees to related parties	3	(2,524,500)	(4,461,650)
Depreciation and amortization	4, 5	(4,040,601)	(12,174,218)
General and administrative expenses (including $600,000 to related party in each of the six months ended June 30, 2021, and 2022)	13	(1,459,355)	(2,061,302)
Total expenses		(20,232,944)	(70,473,782)

Operating income		8,529,692	51,665,197

OTHER INCOME/ (EXPENSES):
Interest and finance costs (including $150,833 and $0 to related party for the six months ended June 30, 2021, and 2022, respectively)	3, 6, 14	(899,003)	(3,487,553)
Interest income		58,241	141,391
Foreign exchange (losses)/gains		(12,239)	67,787
Total other expenses, net		(853,001)	(3,278,375)

Net income and comprehensive income, before taxes		$7,676,691	$48,386,822
Income taxes		(74,123)	(657,038)
Net income and comprehensive income		$7,602,568	$47,729,784

Earnings per common share, basic and diluted	10	$0.10	$0.50
Weighted average number of common shares, basic	10	73,384,422	94,610,088
Weighted average number of common shares, diluted	10	76,203,009	94,610,088

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY For the six months ended June 30, 2021, and 2022
(Expressed in U.S. Dollars – except for share data)

	Number of Shares Issued			Par Value	Additional		Total
	Common shares	Preferred A shares	Preferred B shares	of Shares issued	Paid-in capital	Retained earnings	Shareholders’ Equity
Balance, December 31, 2020	13,121,238	480,000	12,000	13,613	53,686,741	(1,316,735)	52,383,619
- Issuance of common stock pursuant to the registered direct offerings (Note 7)	42,405,770	—	—	42,406	156,824,134	—	156,866,540
- Issuance of common stock pursuant to warrant exercises (Note 7)	34,428,840	—	—	34,429	83,386,517	—	83,420,946
- Issuance of common stock pursuant to the ATM Program (Note 7)	3,563,407			3,563	9,690,183	—	9,693,746
- Net income and comprehensive income	—	—	—	—	—	7,602,568	7,602,568
Balance, June 30, 2021	93,519,255	480,000	12,000	94,011	303,587,575	6,285,833	309,967,419

Balance, December 31, 2021	94,610,088	—	12,000	94,622	303,658,153	39,181,595	342,934,370
- Net income and comprehensive income	—	—	—	—	—	47,729,784	47,729,784
Balance, June 30, 2022	94,610,088	—	12,000	94,622	303,658,153	86,911,379	390,664,154

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS For the six months ended June 30, 2021, and 2022 (Expressed in U.S. Dollars)

		Six months ended June 30,
	Note	2021	2022
Cash Flows provided by Operating Activities:
Net income		$7,602,568	$47,729,784
Adjustments to reconcile net income to net cash provided by Operating activities:
Depreciation and amortization	4, 5	4,040,601	12,174,218
Amortization of deferred finance charges	14	125,234	436,148
Amortization of other deferred charges		53,449	—
Deferred revenue amortization		(157,076)	—
Changes in operating assets and liabilities:
Accounts receivable trade, net		(1,496,824)	(2,796,675)
Inventories		(2,836,214)	(3,542,440)
Due from/to related parties		(1,179,669)	(2,482,584)
Prepaid expenses and other assets		(901,228)	(836,191)
Other deferred charges		(196,347)	127,010
Accounts payable		515,337	3,755,428
Accrued liabilities		1,365,569	1,028,491
Deferred revenue		1,564,978	(1,335,331)
Dry-dock costs paid		(1,288,364)	(1,432,706)
Net Cash provided by Operating Activities		7,212,014	52,825,152

Cash flow used in Investing Activities:
Vessel acquisitions and other vessel improvements	5	(245,945,567)	(23,105,822)
Advances for vessel acquisition		(9,178,452)	—
Net cash used in Investing Activities		(255,124,019)	(23,105,822)

Cash flows provided by Financing Activities:
Gross proceeds from issuance of common stock and warrants	7	262,516,826	—
Common stock issuance expenses		(12,311,638)	(65,797)
Proceeds from long-term debt	6	33,290,000	55,000,000
Repayment of long-term debt	6	(1,571,000)	(12,054,000)
Payment of deferred financing costs		(756,051)	(704,558)
Net cash provided by Financing Activities		281,168,137	42,175,645

Net increase in cash, cash equivalents, and restricted cash		33,256,132	71,894,975
Cash, cash equivalents and restricted cash at the beginning of the period		9,426,903	43,386,468
Cash, cash equivalents and restricted cash at the end of the period		$42,683,035	$115,281,443

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$40,032,095	$104,387,715
Restricted cash, current		400,940	3,053,728
Restricted cash, non-current		2,250,000	7,840,000
Cash, cash equivalents, and restricted cash		$42,683,035	$115,281,443
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest		400,907	2,286,652
Unpaid capital raising costs (included in Accounts payable and Accrued Liabilities)		223,956	—
Unpaid vessel acquisition and other vessel improvement costs (included in Accounts payable and Accrued liabilities)		869,876	5,560
Unpaid advances for vessel acquisitions (included in Accounts payable and Accrued Liabilities)		64,555	—
Unpaid deferred dry-dock costs (included in Accounts payable and Accrued liabilities)		869,951	1,282,901

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information:

Castor Maritime Inc. (“Castor”) was incorporated in September 2017 under the laws of the Republic of the Marshall Islands. The accompanying consolidated financial statements include the accounts of Castor and its wholly owned subsidiaries (collectively, the “Company”). The Company is engaged in the worldwide transportation of ocean-going cargoes through its vessel-owning subsidiaries. On December 21, 2018, Castor’s common shares began trading on the EURONEXT NOTC, under the symbol “CASTOR” and, on February 11, 2019, they began trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “CTRM”. As of June 30, 2022, Castor was controlled by Thalassa Investment Co. S.A. (“Thalassa”) by virtue of the 100% Series B preferred shares owned by it and, as a result, Thalassa controlled the outcome of matters on which shareholders are entitled to vote. Thalassa is controlled by Petros Panagiotidis, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer.

Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by Petros Panagiotidis, manages overall the Company’s business and, in the first half of 2022, provided commercial ship management and administrative services to the Company’s subsidiaries (see also Notes 3 and 16).

Pavimar S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Pavimar”), a related party controlled by the sister of Petros Panagiotidis, Ismini Panagiotidis, provided technical, crew and operational management services to the Company in the first half of 2022. With effect from July 1, 2022, Pavimar co-manages the technical management of the Company’s dry bulk subsidiaries (see also Notes 3 and 16).

As of June 30, 2022, the Company owned a diversified fleet of 29 vessels, with a combined carrying capacity of 2.5 million dwt, consisting of one Capesize, seven Kamsarmax and twelve Panamax dry bulk vessels, as well as one Aframax, six Aframax/LR2 and two Handysize tankers. Details of the Company’s vessel owning subsidiary companies as of June 30, 2022, are listed below.

(a) Consolidated vessel owning subsidiaries:

	Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
1	Spetses Shipping Co. (“Spetses”)	Marshall Islands	M/V Magic P	76,453	2004	February 2017
2	Bistro Maritime Co. (“Bistro”)	Marshall Islands	M/V Magic Sun	75,311	2001	September 2019
3	Pikachu Shipping Co. (“Pikachu”)	Marshall Islands	M/V Magic Moon	76,602	2005	October 2019
4	Bagheera Shipping Co. (“Bagheera”)	Marshall Islands	M/V Magic Rainbow	73,593	2007	August 2020
5	Pocahontas Shipping Co. (“Pocahontas”)	Marshall Islands	M/V Magic Horizon	76,619	2010	October 2020
6	Jumaru Shipping Co. (“Jumaru”)	Marshall Islands	M/V Magic Nova	78,833	2010	October 2020
7	Super Mario Shipping Co. (“Super Mario”)	Marshall Islands	M/V Magic Venus	83,416	2010	March 2021
8	Pumba Shipping Co. (“Pumba”)	Marshall Islands	M/V Magic Orion	180,200	2006	March 2021
9	Kabamaru Shipping Co. (“Kabamaru”)	Marshall Islands	M/V Magic Argo	82,338	2009	March 2021
10	Luffy Shipping Co. (“Luffy”)	Marshall Islands	M/V Magic Twilight	80,283	2010	April 2021
11	Liono Shipping Co. (“Liono”)	Marshall Islands	M/V Magic Thunder	83,375	2011	April 2021
12	Stewie Shipping Co. (“Stewie”)	Marshall Islands	M/V Magic Vela	75,003	2011	May 2021
13	Snoopy Shipping Co. (“Snoopy”)	Marshall Islands	M/V Magic Nebula	80,281	2010	May 2021
14	Mulan Shipping Co. (“Mulan”)	Marshall Islands	M/V Magic Starlight	81,048	2015	May 2021
15	Cinderella Shipping Co. (“Cinderella”)	Marshall Islands	M/V Magic Eclipse	74,940	2011	June 2021
16	Rocket Shipping Co. (“Rocket”)	Marshall Islands	M/T Wonder Polaris	115,351	2005	March 2021
17	Gamora Shipping Co. (“Gamora”)	Marshall Islands	M/T Wonder Sirius	115,341	2005	March 2021
18	Starlord Shipping Co. (“Starlord”)	Marshall Islands	M/T Wonder Vega	106,062	2005	May 2021
19	Hawkeye Shipping Co. (“Hawkeye”)	Marshall Islands	M/T Wonder Avior	106,162	2004	May 2021
20	Elektra Shipping Co. (“Elektra”)	Marshall Islands	M/T Wonder Arcturus (1)	106,149	2002	May 2021
21	Vision Shipping Co. (“Vision”)	Marshall Islands	M/T Wonder Mimosa	36,718	2006	May 2021
22	Colossus Shipping Co. (“Colossus”)	Marshall Islands	M/T Wonder Musica	106,290	2004	June 2021

(1)
On May 9, 2022, the Company entered into an agreement with an unaffiliated third party for the sale of the Wonder Arcturus for a gross sale price of $13.15 million. The vessel was delivered to its new owners on July 15, 2022. For further information, see Note 16 to these financial statements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information (continued):

23	Xavier Shipping Co. (“Xavier”)	Marshall Islands	M/T Wonder Formosa	36,660	2006	June 2021
24	Songoku Shipping Co. (“Songoku”)	Marshall Islands	M/V Magic Pluto	74,940	2013	August 2021
25	Asterix Shipping Co. (“Asterix”)	Marshall Islands	M/V Magic Perseus	82,158	2013	August 2021
26	Johnny Bravo Shipping Co. (“Johnny Bravo”)	Marshall Islands	M/V Magic Mars	76,822	2014	September 2021
27	Garfield Shipping Co. (“Garfield”)	Marshall Islands	M/V Magic Phoenix	76,636	2008	October 2021
28	Drax Shipping Co. (“Drax”)	Marshall Islands	M/T Wonder Bellatrix	115,341	2006	December 2021
29	Mickey Shipping Co. (“Mickey”)	Marshall Islands	M/V Magic Callisto	74,930	2012	January 2022

(b) Consolidated subsidiaries formed to acquire vessels:

Company
1	Tom Shipping Co. (“Tom S”)
2	Jerry Shipping Co. (“Jerry S”)
3	Tom Maritime Ltd. (“Tom M”)
4	Jerry Maritime Ltd. (“Jerry M”)

(c) Consolidated non-vessel owning subsidiaries:

1	Castor Maritime SCR Corp. (1)

(1)  Incorporated under the laws of the Marshall Islands, this entity serves as the Company’s vessel owning subsidiaries’ cash manager with effect from November 1, 2021.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022 (the “2021 Annual Report”).
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2022, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report. Apart from the below, there have been no material changes to these policies in the six-month period ended June 30, 2022.

New significant accounting policies adopted during the six months ended June 30, 2022

Vessels held for sale: The Company classifies a vessel as being held for sale when all of the following criteria, enumerated under ASC 360 “Property, Plant, and Equipment”, are met: (i) management has committed to a plan to sell the vessel; (ii) the vessel is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; (iv) the sale of the vessel is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the vessel is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under “Impairment loss” in the consolidated statement of comprehensive income. A vessel ceases being depreciated once it meets the held for sale classification criteria.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Recent Accounting Pronouncements:

There are no recent accounting pronouncements the adoption of which are expected to have a material effect on the Company’s unaudited interim consolidated condensed financial statements in the current period.

3.	Transactions with Related Parties:

During the six-month periods ended June 30, 2021, and 2022, the Company incurred the following charges in connection with related party transactions, which are included in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Six months ended June 30,	Six months ended June 30,
	2021	2022
Management fees-related parties
Management fees – Pavimar (a)	$1,782,000	$3,149,400
Management fees – Castor Ships (c)	742,500	1,312,250

Included in Voyage expenses
Charter hire commissions – Castor Ships (c)	$364,540	$1,557,300

Included in Interest and finance costs
Interest expenses (b) – Thalassa	$150,833	$—

Included in General and administrative expenses
Administration fees – Castor Ships (c)	$600,000	$600,000

Included in Vessels’ cost
Sale & purchase commission – Castor Ships (c)	$2,426,800	$235,500

As of December 31, 2021, and June 30, 2022, balances with related parties consisted of the following:

	December 31, 2021	June 30, 2022
Assets:
Due from Pavimar (a) – non-current	810,437	—
Liabilities:
Due to Pavimar (a) – current	3,909,885	671,704
Voyage commissions, management fees and other expenses due to Castor Ships (c)	597,684	542,844

(a) Pavimar:

During the six-month periods ended June 30, 2021 and 2022, each of the Company’s ship-owning subsidiaries was party to vessel management agreements (the “Technical Management Agreements”), with Pavimar. Pursuant to the terms of the Technical Management Agreements, Pavimar provided the Company with a wide range of shipping services, including crew management, technical management, operational management, insurance management, provisioning, bunkering, vessel accounting and audit support services, which it could choose to subcontract to other parties at its discretion, in exchange for a daily management fee of $600 per vessel.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties (continued):

As of June 30, 2022, Pavimar had subcontracted the technical management of three of the Company’s dry bulk vessels and all of its tanker vessels and the operational management of six of its tanker vessels to third-party ship-management companies. These third-party management companies provide technical and operational management to the respective vessels for a fixed annual fee which is paid by Pavimar at its own expense. In connection with the subcontracting services rendered by the third-party ship-management companies, the Company had, as of December 31, 2021, paid Pavimar working capital guarantee deposits aggregating the amount of $1,568,689, of which $758,252 are netted within Due to related party, current and $810,437 are presented in Due from related party, non-current in the accompanying unaudited interim consolidated balance sheets. As of June 30, 2022, the Company had paid Pavimar working capital guarantee deposits aggregating the amount of $1,568,689, which are netted within ‘Due to related parties, current’ in the accompanying unaudited interim consolidated balance sheets. In addition, Pavimar and its subcontractor third-party managers make payments for operating expenses with funds paid from the Company to Pavimar. As of December 31, 2021, and June 30, 2022, amounts of $4,668,137 and $2,240,393 were due to Pavimar in relation to payments made by Pavimar on behalf of the Company. As a result, as of December 31, 2021 and June 30, 2022, net amounts of $3,909,885 and $671,704, respectively, were due by the Company to Pavimar which are presented in ‘Due to related parties, current’, in the accompanying unaudited interim consolidated balance sheets.

During the six months ended June 30, 2021, and 2022, the Company incurred management fees under the Technical Management Agreements amounting to $1,782,000, and $3,149,400, respectively, which are presented in Management fees to related parties in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The Company’s contractual arrangements with Pavimar for the provision of management services were amended by mutual consent with effect from July 1, 2022. See Note 16 for further details.

(b) Thalassa:

$5.0 Million Term Loan Facility

On August 30, 2019, the Company entered into a $5.0 million unsecured term loan with Thalassa, the proceeds of which were used to partly finance the acquisition of the M/V Magic Sun. The Company drew down the entire loan amount on September 3, 2019. The facility bore a fixed interest rate of 6.00% per annum and initially had a bullet repayment on March 3, 2021, which, pursuant to a supplemental agreement dated March 2, 2021, was granted a six-month extension. At its extended maturity, on September 3, 2021, the Company repaid $5.0 million of principal and $609,167 of accrued interest due and owing from it to Thalassa and, as a result, the Company, with effect from that date, was discharged from all its liabilities and obligations under this facility.

During the six months ended June 30, 2021, the Company incurred interest costs in connection with the above facility amounting to $150,833, which are included in Interest and finance costs in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

(c) Castor Ships:

On September 1, 2020, the Company and its shipowning subsidiaries entered into a master management agreement (the “Master Agreement”) with Castor Ships. Pursuant to the terms of the Master Agreement each of the Company’s shipowning subsidiaries also entered into separate commercial ship management agreements with Castor Ships (the “Commercial Ship Management Agreements” and together with the Master Agreement, the “Castor Ships Management Agreements”). Under the terms of the Castor Ships Management Agreements, Castor Ships managed overall the Company’s business and provided commercial ship management, chartering and administrative services, including, but not limited to, securing employment for the Company’s fleet, arranging and supervising the vessels’ commercial functions, handling all the Company’s vessel sale and purchase transactions, undertaking related shipping project and management advisory and support services, as well as other associated services requested from time to time by the Company and its shipowning subsidiaries. In exchange for these services, the Company and its subsidiaries paid Castor Ships (i) a flat quarterly management fee in the amount of $0.3 million for the management and administration of the Company’s business, (ii) a daily fee of $250 per vessel for the provision of the services under the Commercial Ship Management Agreements, (iii) a commission rate of 1.25% on all charter agreements arranged by Castor Ships and (iv) a commission of 1% on each vessel sale and purchase transaction.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties (continued):

During the six months ended June 30, 2021 and 2022, the Company incurred (i) management fees amounting to $600,000 in each period for the management and administration of the Company’s business, which are included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income, (ii) management fees amounting to $742,500 and $1,312,250, respectively, for the provision of the services under the Commercial Ship Management Agreements which are included in ‘Management fees to related parties’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income, (iii) charter hire commissions amounting to $364,540 and $1,557,300, respectively, which are included in ‘Voyage expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income and (iv) sale and purchase commission amounting to $2,426,800 and $235,500, respectively, which are included in ‘Vessels, net’ in the accompanying unaudited interim consolidated balance sheets. Further, as of December 31, 2021 and June 30, 2022, amounts of $597,684 and $542,844 were due to Castor Ships in connection with the aforementioned services.

The Company’s contractual arrangements with Castor Ships for the provision of management services were amended by mutual consent with effect from July 1, 2022. See Note 16 for further details

(d) Vessel Acquisition:

On January 4, 2022, the Company’s wholly owned subsidiary, Mickey, pursuant to a purchase agreement entered into on December 17, 2021, took delivery of the M/V Magic Callisto, a Japanese-built Panamax dry bulk carrier acquired from a third-party in which a family member of Petros Panagiotidis had a minority interest. The vessel was purchased for $23.55 million. The terms of the transaction were negotiated and approved by a special committee of disinterested and independent directors of the Company. The M/V Magic Callisto acquisition was financed with cash on hand.

4.	Deferred charges, net:

The movement in deferred dry-docking costs, net in the accompanying unaudited interim consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2021	$4,862,824
Additions	1,878,818
Less: Insurance claim recognized	(550,000)
Amortization	(880,144)
Balance June 30, 2022	$5,311,498

During the six months ended June 30, 2022, the M/T Wonder Musica concluded its scheduled drydocking repairs. As of June 30, 2022, the M/V Magic Moon was undergoing its scheduled drydocking repairs and BWTS installation.

5.	Vessels, net/ Advances for vessel acquisition/ Vessel held for sale:

(a) Vessels, net:
The amounts in the accompanying unaudited interim consolidated balance sheets are analyzed as follows:
	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2021	410,054,143	(16,088,214)	393,965,929
— Acquisitions, improvements, and other vessel costs	21,619,754	—	21,619,754
— Transfers from Advances for vessel acquisition (b)	2,368,165	—	2,368,165
— Transfer to Vessel held for sale (c)	(10,018,583)	599,930	(9,418,653)
— Period depreciation	—	(11,294,074)	(11,294,074)
Balance June 30, 2022	424,023,479	(26,782,358)	397,241,121

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

5.	Vessels, net/ Advances for vessel acquisition/ Vessel held for sale (continued):
Vessel Acquisitions and other Capital Expenditures:

On January 4, 2022, the Company took delivery of one dry bulk carrier, the M/V Magic Callisto, which it acquired for a cash consideration of $23.55 million (Note 3(d)). As of June 30, 2022, 18 of the 29 vessels in the Company’s fleet having an aggregate carrying value of $258.8 million were first priority mortgaged as collateral to their loan facilities (Note 6).

(b) Advances for vessel acquisition

The amounts in the accompanying unaudited interim consolidated balance sheets are analyzed as follows:

Vessel Cost
Balance December 31, 2021	$2,368,165
—Transfer to Vessels, net (a)	(2,368,165)
Balance June 30, 2022	$—

During the six months ended June 30, 2022, the Company took delivery of the vessel discussed under (a) above and, hence, advances paid within 2021 for this vessel were transferred from Advances for vessel acquisitions to Vessels, net.

(c) Vessel held for sale

On May 9, 2022, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Arcturus for a gross sale price of $13.15 million. The Company followed the provisions of ASC360 and, as of June 30, 2022, classified the respective vessel as “held for sale” in the accompanying unaudited interim consolidated balance sheet of June 30, 2022, as all criteria required for its classification as such were met at the balance sheet date. No impairment charges have been recorded as of June 30, 2022 in connection with the anticipated sale of the vessel since its carrying amount plus unamortized dry-dock costs as at the balance sheet date was lower than its fair value less cost to sell. The vessel was delivered to its new owners on July 15, 2022. The Company expects to recognize during the third quarter of 2022 a gain on the sale of the M/T Wonder Arcturus of approximately $3.7 million, excluding any transaction related costs.
6.	Long-Term Debt:

The amount of long-term debt shown in the accompanying unaudited interim consolidated balance sheet of June 30, 2022, is analyzed as follows:

		Year/Period Ended
Loan facilities	Borrowers	December 31, 2021	June 30, 2022
$11.0 Million Term Loan Facility (a)	Spetses- Pikachu	$7,800,000	$7,000,000
$4.5 Million Term Loan Facility (b)	Bistro	3,450,000	3,150,000
$15.29 Million Term Loan Facility (c)	Pocahontas- Jumaru	13,877,000	12,935,000
$18.0 Million Term Loan Facility (d)	Rocket- Gamora	16,300,000	14,600,000
$40.75 Million Term Loan Facility (e)	Liono-Snoopy-Cinderella-Luffy	39,596,000	37,288,000
$23.15 Million Term Loan Facility (f)	Bagheera-Garfield	22,738,500	20,269,500
$55.00 Million Term Loan Facility (g)	Mulan- Johnny Bravo-Songoku-Asterix-Stewie	—	51,465,000
Total long-term debt		$103,761,500	$146,707,500
Less: Deferred financing costs		(1,720,101)	(1,984,531)
Total long-term debt, net of deferred finance costs		$102,041,399	144,722,969

Presented:
Current portion of long-term debt		$16,688,000	$30,250,200
Less: Current portion of deferred finance costs		(596,277)	(749,865)
Current portion of long-term debt, net of deferred finance costs		$16,091,723	$29,500,335

Non-Current portion of long-term debt		87,073,500	116,457,300
Less: Non-Current portion of deferred finance costs		(1,123,824)	(1,234,666)
Non-Current portion of long-term debt, net of deferred finance costs		$85,949,676	$115,222,634

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

6.	Long-Term Debt (continued):

a. $11.0 Million Term Loan Facility:

Details of the Company’s $11.0 million senior secured credit facility with Alpha Bank S.A (the “$11.0 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

b. $4.5 Million Term Loan Facility:

Details of the Company’s $4.5 million senior secured credit facility with Chailease International Financial Services Co. Ltd. (the “$4.5 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

c. $15.29 Million Term Loan Facility

Details of the Company’s $15.29 million senior secured credit facility with Hamburg Commercial Bank AG, (the “$15.29 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

d. $18.0 Million Term Loan Facility

Details of the Company’s $18.0 million senior secured credit facility with Alpha Bank S.A., (the “$18.0 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

e. $40.75 Million Term Loan Facility

Details of the Company’s $40.75 million senior secured credit facility with Hamburg Commercial Bank AG, (the “$40.75 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

f. $23.15 Million Term Loan Facility

Details of the Company’s $23.15 million senior secured credit facility with Chailease International Financial Services (Singapore) Pte. Ltd., (the “$23.15 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

6.	Long-Term Debt (continued):

g. $55.0 Million Term Loan Facility

On January 12, 2022, the Company entered into a $55.0 million senior secured term loan facility with Deutsche Bank AG (the “$55 Million Term Loan Facility”), through and secured by five of the Company’s dry bulk ship-owning subsidiaries, those owning the M/V Magic Starlight, M/V Magic Mars, M/V Magic Pluto, M/V Magic Perseus and the M/V Magic Vela, and guaranteed by the Company. The loan was drawn down in full in five tranches on January 13, 2022. This facility has a tenor of five years from the drawdown date, bears interest at a 3.15% margin over adjusted SOFR per annum and is repayable in (a) twenty (20) quarterly instalments (1 to 6 in the amount of $3,535,000, 7 to 12 in the amount of $1,750,000 and 13 to 20 in the amount of $1,340,000) and (b) a balloon installment in the amount of $12.57 million, such balloon instalment payable at maturity together with the last repayment instalment. This facility contains a standard security package including a first preferred cross-collateralized mortgage on the vessels owned by the borrowers, pledge of bank accounts, charter assignments, shares pledge, a general assignment over the vessel’s earnings, insurances, and any requisition compensation in relation to the vessel owned by the borrower, and managers’ undertakings and is guaranteed by the Company. Pursuant to the terms of this facility, the borrowers are subject to (i) a specified minimum security cover requirement, which is the maximum ratio of the aggregate principal amounts due under the facility to the aggregate market value of the mortgaged vessels plus the value of the dry-dock reserve accounts referred to below and any additional security, and (ii) to certain minimum liquidity restrictions requiring the Company to maintain certain blocked and free liquidity cash balances with the lender, to maintain and gradually fund certain dry-dock reserve accounts in order to ensure the payment of any costs incurred in relation to the next dry-docking of each mortgaged vessel, as well as to certain customary, for this type of facilities, negative covenants. Moreover, the facility contains certain financial covenants requiring the Company as guarantor to maintain (i) a ratio of net debt to assets adjusted for the market value of the Company’s fleet of vessels, to net interest expense ratio above a certain level, (ii) an amount of unencumbered cash above a certain level and, (iii) the Company’s trailing 12 months EBITDA to net interest expense ratio not to fall below a certain level.

As of December 31, 2021, and June 30, 2022, the Company was in compliance with all financial covenants prescribed in its debt agreements. Restricted cash as of June 30, 2022, current and non-current, includes (i) $8.3 million of minimum liquidity deposits required pursuant to the $11.0 Million Term Loan Facility, the $18.0 Million Term Loan Facility, the $15.29 Million Term Loan Facility, the $40.75 Million Term Loan Facility and the $55.0 Million Term Loan Facility discussed above, (ii) $1.1 million in the dry-dock reserve accounts required under the $15.29 Million Term Loan Facility, the $40.75 Million Term Loan Facility and the $55.00 Million Term Loan Facility discussed above, and (iii) $1.5 million of retention deposits.

Restricted cash as of December 31, 2021, current and non-current, includes (i) $4.6 million of minimum liquidity deposits required pursuant to the $11.0 Million Term Loan Facility, the $18.0 Million Term Loan Facility, the $15.29 Million Term Loan Facility and the $40.75 Million Term Loan Facility discussed above, (ii) $0.2 million in the dry-dock reserve accounts required under the $15.29 Million Term Loan Facility and the $40.75 Million Term Loan Facility discussed above, and (iii) $1.4 million of retention deposits.

The annual principal payments for the Company’s outstanding debt arrangements as of June 30, 2022, required to be made after the balance sheet date, are as follows:

Twelve-month period ending June 30,	Amount
2023	$30,250,200
2024	22,389,400
2025	37,527,400
2026	12,180,400
2027	44,360,100
Total long-term debt	$146,707,500

The weighted average interest rate on the Company’s long-term debt for the six months ended June 30, 2021, and 2022 was 4.0% and 3.9% respectively. Total interest incurred on long-term debt for the six months ended June 30, 2021, and 2022, amounted to $0.7 million and $2.9 million respectively, and is included in Interest and finance costs (Note 14) in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

7.	Equity Capital Structure:

Under the Company’s Articles of Incorporation, as amended, the Company’s authorized capital stock consists of 2,000,000,000 shares, par value $0.001 per share, of which 1,950,000,000 shares are designated as common shares and 50,000,000 shares are designated as preferred shares. For a further description of the terms and rights of the Company’s capital stock and details of its previous equity transactions please refer to Note 8 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

June 2021 at-the-market common stock offering program, as amended on March 31, 2022 (the “ATM Program”)

On June 14, 2021 (the “ATM Program Effective Date”), the Company entered into an equity distribution agreement which was amended and restated on March 31, 2022 (the “Equity Distribution Agreement’). Under the Equity Distribution Agreement, until June 14, 2022, the Company could, from time to time, offer and sell its common shares through an at-the-market offering (the “ATM Program”), having an aggregate offering price of up to $150.0 million. No warrants, derivatives, or other share classes were associated with this transaction. No sales have been effected under the ATM Program during the period ended June 30, 2022, whereas, during the six months ended June 30, 2021, the Company issued and sold 3,563,407 shares, thereby raising gross and net proceeds of $10.1 and $9.7 million, respectively. From the ATM Program Effective Date through to June 14, 2022, the Company had raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $12.9 million and $12.4 million, respectively, by issuing and selling 4,654,240 common shares under the ATM Program.

Reverse Stock Split

On May 28, 2021, the Company effected a one-for-ten reverse stock split of its common stock without any change in the number of authorized common shares. All share and per share amounts, as well as warrant shares eligible for purchase under the Company’s effective warrant schemes in the accompanying unaudited interim condensed consolidated financial statements have been retroactively adjusted to reflect the reverse stock split.

8.	Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, restricted cash, trade accounts receivable and amounts due from related party. The principal financial liabilities of the Company consist of trade accounts payable, amounts due to related parties and long-term debt.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

◾
Cash and cash equivalents, restricted cash, accounts receivable trade, net, amounts due from/to related party/(ies) and accounts payable: The carrying values reported in the accompanying unaudited interim consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents and restricted cash, current are considered Level 1 items as they represent liquid assets with short term maturities. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current due to the variable interest nature thereof and is considered Level 1 item of the fair value hierarchy. The carrying value of these instruments is reflected in the accompanying unaudited interim consolidated balance sheets.

◾
Long-term debt: The secured credit facilities discussed in Note 6, have a recorded value which is a reasonable estimate of their fair value due to their variable interest rate and are thus considered Level 2 items in accordance with the fair value hierarchy as LIBOR and SOFR rates are observable at commonly quoted intervals for the full terms of the loans.

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

9.	Commitments and contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(a) Commitments under contracts for ballast water treatment system (“BWTS”) installation

The Company had originally entered into contracts to purchase and install BWTS on ten of its vessels. Following the sale of the M/T Wonder Arcturus (Note 16), its BWTS installation has been cancelled. As of June 30, 2022, the Company had completed and put into use the BWTS installation on two of the remaining nine vessels, whereas, it was also in the process of installing one BWTS on another of these vessels, which was completed in July 2022. Of the Company’s remaining contracted BWTS installations as of June 30, 2022, four are expected to be concluded during the remaining of 2022 and two during 2024. It is estimated that the remaining contractual obligations related to these purchases, excluding installation costs, will be on aggregate approximately €1.9 million (or $2.0 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.0489 as of June 30, 2022), of which €0.7 million (or $0.7 million) are due in 2022 and €1.2 million (or $1.3 million) are due in 2024. These costs will be capitalized and depreciated over the remainder of the life of each vessel.

(b) Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments (gross of charterers’ commissions), based on vessels’ commitments to non-cancelable fixed time charter contracts as of June 30, 2022. The calculation does not include any assumed off-hire days.

Twelve-month period ending June 30,	Amount
2023	$44,239,748
Total	$44,239,748

10.	Earnings Per Share:

The Company calculates earnings per share by dividing net income available to common shareholders in each period by the weighted-average number of common shares outstanding during that period. As further disclosed under Note 8 of the 2021 Annual Report, the Series A Preferred Shares were redeemed in full on December 8, 2021 and dividends on the Series A Preferred Shares did not accrue nor accumulate during the period from July 1, 2019 through their redemption date. As a result, no dividend effect from the Series A Preferred Shares has been considered in the earnings per share calculations in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

Diluted earnings per share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. For the six months ended June 30, 2021, the denominator of diluted earnings per common share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the shares were outstanding with respect to warrants that were outstanding during that period. For the six months ended June 30, 2022, the effect of the (i) 62,344 Class A Warrants, (ii) 67,864 Private Placement Warrants and (iii) April 7 Warrants outstanding during that period and as of that date, would be antidilutive, hence were excluded from the computation of diluted earnings per share. For more information on the terms and conditions of these securities, please refer to Note 8 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

10.	Earnings Per Share (continued):

As a result of the foregoing, for the six months ended June 30, 2022, “Basic earnings per share” equaled “Diluted earnings per share”. The components of the calculation of basic and diluted earnings per common share in each of the periods comprising the accompanying unaudited interim condensed consolidated statements of comprehensive income are as follows:

	Six months ended June 30,	Six months ended June 30,
	2021	2022
Net income and comprehensive income	$7,602,568	$47,729,784

Weighted average number of common shares outstanding, basic	73,384,422	94,610,088
Earnings per common share, basic	0.10	0.50

Plus: Dilutive effect of warrants	2,818,587	—
Weighted average number of common shares outstanding, diluted	76,203,009	94,610,088
Earnings per common share, diluted	$0.10	$0.50

11.	Vessel Revenues:

The following table includes the voyage revenues earned by the Company by type of contract (time charters, voyage charters and pool agreements):

	Six months ended June 30,	Six months ended June 30,
	2021	2022
Time charter revenues	$27,635,487	$84,365,727
Voyage charter revenues	693,471	29,592,279
Pool revenues	433,678	8,180,973
Total Vessel revenues	$28,762,636	$122,138,979

The Company generates its revenues from time charters, voyage contracts and pool arrangements.

The Company typically enters into time charters ranging from one month to twelve months and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner protective restrictions discussed below. Time charter agreements may have extension options ranging from months, to sometimes, years. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carries only lawful and non-hazardous cargo.

Vessels are also chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of transporting cargo from a loading port to a discharge port. Depending on charterparty terms, freight can be fully prepaid, or be paid upon reaching the discharging destination upon delivery of the cargo, at the discharging destination but before discharging, or during a vessel’s voyage.

The Company employs certain of its vessels in pools. The main objective of pools is to enter into arrangements for the employment and operation of the pool vessels, so as to secure for the pool participants the highest commercially available earnings per vessel on the basis of pooling the revenue and expenses of the pool vessels and dividing it between the pool participants based on the terms of the pool agreement.

As of June 30, 2022, trade accounts receivable, net increased by $2,796,675 and deferred revenue decreased by $1,335,331, as compared to December 31, 2021. These changes were mainly attributable to the timing of collections and the timing of commencement of revenue recognition.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

11.	Vessel Revenues (continued):

As of December 31, 2021, and June 30, 2022, deferred assets related to revenue contracts amounted to $191,234 and $64,224, respectively, and are presented under ‘Deferred charges, net’ (Current) in the accompanying unaudited interim consolidated balance sheets. This change was mainly attributable to the timing of commencement of revenue recognition.

The balance of deferred contract fulfilment costs and deferred revenue as of June 30, 2022, is expected to be recognized in earnings within the third quarter of 2022, as the performance obligations under the respective contracts will be satisfied in that period.

12.	Vessel Operating and Voyage Expenses:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Six months ended June 30,	Six months ended June 30,
Voyage expenses	2021	2022
Brokerage commissions	$359,254	$1,749,509
Brokerage commissions- related party	364,540	1,557,300
Port & other expenses	461,219	4,534,279
Bunkers consumption	866,090	14,811,888
Gain on bunkers	(1,109,510)	(2,598,568)
Total Voyage expenses	$941,593	$20,054,408

	Six months ended June 30,	Six months ended June 30,
Vessel Operating Expenses	2021	2022
Crew & crew related costs	$6,236,241	$17,067,166
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	2,650,534	8,273,282
Lubricants	881,925	1,657,165
Insurances	850,984	2,528,966
Tonnage taxes	187,345	541,491
Other	459,866	1,654,134
Total Vessel operating expenses	$11,266,895	$31,722,204

13.	General and Administrative Expenses:

General and administrative expenses are analyzed as follows:

	Six months ended June 30,	Six months ended June 30,
	2021	2022
Audit fees	$144,624	$124,408
Non-executive directors’ compensation	24,000	36,000
Other professional fees	690,731	1,300,894
Administration fees-related party (Note 3(c))	600,000	600,000
Total	$1,459,355	$2,061,302

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

14.	Interest and Finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Six months ended June 30,	Six months ended June 30,
	2021	2022
Interest on long-term debt	$580,018	$2,934,893
Interest on long-term debt – related party (Note 3 (b))	150,833	—
Amortization of deferred finance charges	125,234	436,148
Other finance charges	42,918	116,512
Total	$899,003	$3,487,553

15.	Segment Information:

The table below presents information about the Company’s reportable segments as of and for the six months ended June 30, 2021, and 2022. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s unaudited interim consolidated financial statements. Segment results are evaluated based on income from operations.

		Six months ended June 30,			Six months ended June 30,
		2021			2022
	Dry bulk segment	Aframax/ LR2 tanker segment	Handysize tanker segment	Total	Dry bulk segment	Aframax/ LR2 tanker segment	Handysize tanker segment	Total
- Time charter revenues	$24,376,925	$3,258,562	$—	$27,635,487	$79,529,412	$4,836,315	$—	$84,365,727
- Voyage charter revenues	—	693,471	—	693,471	—	29,592,279	—	29,592,279
- Pool revenues	—	367,114	66,564	433,678	—	3,729,807	4,451,166	8,180,973
Vessel revenues, net	$24,376,925	$4,319,147	$66,564	$28,762,636	$79,529,412	$38,158,401	$4,451,166	$122,138,979
Voyage expenses (including charges from related party)	(14,056)	(918,180)	(9,357)	(941,593)	(1,384,566)	(18,599,250)	(70,592)	(20,054,408)
Vessel operating expenses	(9,035,273)	(2,001,614)	(230,008)	(11,266,895)	(20,914,440)	(8,701,065)	(2,106,699)	(31,722,204)
Management fees to related parties	(1,952,450)	(464,950)	(107,100)	(2,524,500)	(3,077,000)	(1,076,950)	(307,700)	(4,461,650)
Depreciation and amortization	(3,283,740)	(710,136)	(46,725)	(4,040,601)	(8,602,774)	(2,992,158)	(579,286)	(12,174,218)
Segments operating income/(loss) (1)	$10,091,406	$224,267	$(326,626)	$9,989,047	$45,550,632	$6,788,978	$1,386,889	$53,726,499
Interest and finance costs	(623,588)	(117,499)	(811)	(741,898)	(3,068,061)	(381,824)	(6,561)	(3,456,446)
Interest income	1,864	—	—	1,864	9,815	1,412	—	11,227
Foreign exchange (losses)/gains	(19,676)	(208)	14,194	(5,690)	74,006	(9,300)	(1,829)	62,877
Segment Net income/(loss) and comprehensive income/(loss), before taxes	$9,450,006	$106,560	$(313,243)	$9,243,323	$42,566,392	$6,399,266	$1,378,499	$50,344,157
Less: Unallocated corporate general and administrative expenses				(1,459,355)				(2,061,302)
Less: Corporate Interest and finance costs				(157,104)				(31,108)
Less: Corporate Interest income				56,377				130,165
Less: Corporate exchange (losses)/ gains				(6,550)				4,910
Net income and comprehensive income, before taxes				$7,676,691				$48,386,822

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

15.	Segment Information (continued):

A reconciliation of total segment assets to total assets presented in the accompanying unaudited interim consolidated balance sheets of December 31, 2021, and June 30, 2022, is as follows:

	As of December 31, 2021	As of June 30, 2022
Dry bulk segment	$314,407,704	$341,043,197
Aframax tanker segment	104,953,507	112,085,251
Handysize tanker segment	19,093,379	18,273,202
Cash and cash equivalents (1)	23,950,795	80,625,763
Prepaid expenses and other assets (1)	508,057	409,610
Total consolidated assets	$462,913,442	$552,437,023

(1)	Refers to assets of other entities (Castor Maritime Inc. and Castor Maritime SCR Corp.) included in the unaudited interim condensed consolidated financial statements.

16.	Subsequent Events:

(a) Sale of the M/T Wonder Arcturus: On July 15, 2022, the Company completed the previously announced sale of the M/T Wonder Arcturus by delivering the vessel to its new owners. The Company expects to record during the third quarter of 2022 a gain on the sale of the subject vessel of approximately $3.7 million, excluding any transaction related costs.

(b) Entry into the Amended and Restated Master Management Agreement: The Company entered into an Amended and Restated Master Management Agreement with Castor Ships, effective July 1, 2022. Under such agreement, Castor Ships has agreed to manage the Company’s business overall and provide the Company with a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for the Company’s fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing general corporate and administrative services, among other matters. Castor Ships shall generally not be liable to the Company for any loss, damage, delay or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence or willful misconduct (for which our recovery will be limited to two times the Flat Management Fee, as defined below). Notwithstanding the foregoing, Castor Ships shall in no circumstances be responsible for the actions of the crews of our vessels. The Company has also agreed to indemnify Castor Ships in certain circumstances. Under the terms of the Master Management Agreement, the Company’s shipowning subsidiaries have also entered into separate management agreements appointing Castor Ships as commercial and technical manager of their vessels (collectively, the “Ship Management Agreements”).

Castor Ships may choose to subcontract or apportion some of these services to other parties at its discretion. As of the date of this hereof, Castor Ships has subcontracted, with the Company’s consent, the technical management of all of the Company’s tanker vessels to third-party ship-management companies and is co-managing all of its dry bulk vessels with Pavimar. Castor Ships pays, at its own expense, the tanker third-party technical management companies a fee for the services it has subcontracted to them, without burdening the Company with any additional cost.

In exchange for these services, the Company and its subsidiaries, with effect from July 1, 2022 pay Castor Ships (i) a flat quarterly management fee in the amount of $0.75 million for the management and administration of their business (the “Flat Management Fee”), (ii) a commission of 1.25% on all gross income received from the operation of their vessels, and (iii) a commission of 1% on each consummated sale and purchase transaction. In addition, each of the Company’s subsidiaries have agreed to pay a daily fee of $925 per dry bulk vessel (Pavimar is paid directly by the shipowning subsidiaries a proportionate fee of $600 per day per dry bulk vessel and Castor Ships is paid the residual amount of $325 of the agreed Ship Management Fee), and a daily fee of $975 per tanker vessel is paid to Castor Ships for the provision of commercial and technical ship management services provided under the Ship Management Agreements (the “Ship Management Fee”). The Ship Management Fee and Flat Management Fee will be adjusted annually for inflation on each anniversary of the Amended and Restated Master Management Agreement’s effective date. The Company may also reimburse Castor Ships for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance or structural changes to the Company’s vessels.

The Amended and Restated Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Amended and Restated Master Management Agreement is terminated by the Company or is terminated by Castor Ships due to a material breach of the master management agreement by the Company or a change of control in the Company (including certain business combinations, such as a merger or the disposal of all or substantially all of the Company’s assets or changes in key personnel such as the Company’s current directors or Chief Executive Officer), Castor Ships shall be entitled to a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis. This termination fee is in addition to any termination fees provided for under each Ship Management Agreement.